Filed Pursuant to Rule 425

Filing Person: Credence Systems Corporation

Commission File No.: 0-22366

Securities Act File Number: 333-113990

Subject Company: NPTest Holding Corporation

Commission File No.: 0-50503

April 13, 2004

To: All Credence Employees

I am pleased to announce that, as of Friday April 9th, the waiting period for Hart-Scott-Rodino (HSR) has expired with respect to the proposed acquisition of NPTest by Credence. This is an important milestone as we move toward the merging of Credence and NPTest and it allows us to move forward in our integration planning efforts. In this regard, I would like to share with you the progress we have made to date and to outline the process by which we will move forward.

We believe it is important to communicate the progress of the integration activities to our employees and we plan to do so through various communications vehicles including management memos, all-employee meetings and employee newsletters. Through these efforts we intend to share our vision of the “new Credence” company, announce critical milestones and communicate key decisions.

We have also officially engaged McKinsey & Company to create the integration architecture, drive a disciplined integration process and provide an objective perspective on key integration issues. Additionally, we have established an integration Steering Committee comprised of both NPTest and Credence senior executives to make strategic decisions, enforce guidelines and balance priorities. Finally, we have formed cross-company integration teams for each of the functional groups. Many of you will be requested to actively participate on an integration team to ensure timely implementation of critical projects.

In addition to formalizing the integration process and team structure, we have determined the top-level management of the “new Credence” company. I will continue to serve as the Chairman and Chief Executive Officer; Dave Ranhoff as the President and Chief Operating Officer; John Detwiler as the Chief Financial Officer and Senior Vice President, Finance; and Brett Hooper as the Senior Vice President of Human Resources. Ashok Belani will hold the position of Vice Chairman of the Credence Board of Directors.

It will take several more weeks before the acquisition can be approved by our shareholders, so I would like to remind you that until that time both companies will continue to operate as separate entities. Approval of the acquisition is expected to move up by approximately one month with completion targeted for late May 2004.

We are excited about the opportunities the “new Credence” company presents but realize any change of this magnitude always raises questions and concerns. The executive and senior management teams are committed to addressing those questions as quickly and as thoroughly as possible. I would like to encourage you to forward any issues that you may have directly to your HR business partner.

Again, thank you for your support and commitment in helping to manage the Company through this exciting period and please join me in preparing the “new Credence” for growth and success in the near future.

Yours sincerely,

/s/ Graham	Siddall

Graham Siddall

Chairman and Chief Executive Officer

Credence Systems Corporation

Forward-Looking Statements

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements regarding the acquisition of NPTest by Credence, integration planning efforts, communications relating to the progress of the integration activities, the intention to share the vision of the “new Credence” company, announce critical milestones and communicate key decisions, officers and management going forward, and stockholder approval of the acquisition of NPTest by Credence are all forward-looking statements. Risks, uncertainties and assumptions include: possible adjournment or postponement of the stockholders meetings; failure to satisfy conditions to closing of the merger, including receipt of Credence stockholder approval and NPTest stockholder approval; the risk that the benefits of Credence’s acquisition of NPTest will not be achieved or will take longer than expected; and other risks that are described from time to time in Credence’s and NPTest’s Securities and Exchange Commission reports (including but not limited to Credence’s Form 10-Q for the quarter ended January 31, 2004, NPTest’s annual report on Form 10-K for the year ended December 31, 2003, Credence’s Form S-4 filed on March 29, 2004 and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Credence’s or NPTest’s results could differ materially from Credence’s or NPTest’s expectations in these statements. Credence and NPTest assume no obligation, and do not intend to update these forward-looking statements.

Additional Information and Where to Find It

Credence and NPTest have filed a joint proxy statement/prospectus with the SEC in connection with the proposed merger. Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC because they will contain important information. Investors and security holders will be able to obtain these documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by Credence are available free of charge by contacting John R. Detwiler, 1421 California Circle, Milpitas, California 95035, (408) 635-4300, and documents filed with the SEC by NPTest are available free of charge by contacting NPTest Investor Relations, 150 Baytech Drive, San Jose, California 95134, (408) 586-8200.

Participants in Solicitation

Credence and NPTest, and their respective directors, executive officers and other possible employees and advisors, may be deemed to be participants in the solicitation of proxies from the stockholders of Credence and NPTest in connection with the merger and related items. Information regarding the directors and executive officers of Credence and their ownership of Credence shares is set forth in the joint proxy statement/prospectus. Information regarding the directors and executive officers of NPTest and their ownership of NPTest stock is also set forth in the joint proxy statement/prospectus. Investors may obtain additional information regarding the interests of those participants by reading the joint proxy statement/prospectus.